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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------
                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            CABOT INDUSTRIAL TRUST
                      (Name of Subject Company (Issuer))

                      CALWEST INDUSTRIAL PROPERTIES, LLC
                           ROOSTER ACQUISITION CORP.
                     (Names of Filing Persons (Offerors))
                               -----------------
                     COMMON SHARES OF BENEFICIAL INTEREST,
                           PAR VALUE $0.01 PER SHARE
          (Including the Associated Preferred Share Purchase Rights)
                        (Title of Class of Securities)

                                   127072106
                     (CUSIP Number of Class of Securities)
                               -----------------
                            Charles B. Leitner, III
                                   Principal
                             RREEF America L.L.C.
                                320 Park Avenue
                         New York, New York 10022-6815
                           Telephone: (212) 688-3900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Person)
                               -----------------
                                  COPIES TO:

 Richard V. Smith, Esq.     Elaine F. Stein, Esq.   Edward J. Schneidman, Esq.
  Orrick, Herrington &      Orrick, Herrington &    Michael L. Hermsen, Esq.
      Sutcliffe LLP             Sutcliffe LLP         Mayer, Brown & Platt
Old Federal Reserve Bank       666 Fifth Avenue      190 South Lasalle Street
        Building           New York, New York 10103  Chicago, Illinois 60603
   400 Sansome Street      Telephone: (212) 506-5000 Telephone: (312) 782-0600
San Francisco, California
          94111
Telephone: (415) 392-1122

                            Calculation of Filing Fee

 Transaction Valuation*                                Amount of Filing Fee
     $1,185,871,032                                          $237,175

                                                   (footnote on following page)

[_]Check the box if any part of the fee is offset as provided by Rule
   0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: None.

   Form or Registration No.: Not applicable.

   Filing Party: Not applicable.

   Date Filed: Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

(footnote from previous page)
--------
* Estimated for purposes of calculating the amount of filing fee only. This calculation assumes (i) the exercise of each outstanding option (including dividend equivalent units) to purchase common shares of beneficial interest of Cabot Industrial Trust, par value $.01 per share, and common units of limited partnership interest of Cabot Industrial Properties, L.P., (ii) the conversion of all outstanding common limited partnership interests of Cabot Industrial Properties, L.P. into common shares of Cabot Industrial Trust and
   (iii) the purchase of all Cabot Industrial Trust's outstanding common shares of beneficial interest (including the associated preferred share purchase rights) at a price per share of $24 in cash. As of November 2, 2001, there were issued and outstanding (i) 41,251,871 common shares of beneficial interest of Cabot Industrial Trust, par value $.01 per share, (ii) 2,426,255 common limited partnership units of Cabot Industrial Properties, L.P., excluding those units held by Cabot Industrial Trust, and (iii) 5,733,167 options (including dividend equivalent units) to purchase common shares of beneficial interest of Cabot Industrial Trust and common units of limited partnership interests of Cabot Industrial Properties, L.P. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation.

                               -----------------

   CalWest Industrial Properties, LLC ("CalWest"), a California limited liability company, and Rooster Acquisition Corp., a Maryland corporation and wholly owned subsidiary of CalWest, are filing this tender offer statement on Schedule TO. This Schedule TO relates to the third-party tender offer by Rooster Acquisition Corp. to purchase all of the issued and outstanding common shares of beneficial interest, par value $.01 per share (the "Common Shares"), of Cabot Industrial Trust ("Cabot"), a Maryland real estate investment trust, at a price per Common Share of $24 net to the selling shareholder in cash, subject to reduction only for any federal backup withholding or stock transfer taxes payable by such selling shareholder. The purchase by Rooster Acquisition Corp. of the Common Shares includes the associated preferred share purchase rights (the "Rights") issued pursuant to a Rights Agreement, dated as of June 11, 1998, as amended and restated as of September 10, 1998, and as further amended on October 28, 2001, between Cabot and EquiServe Limited Partnership (as successor to BankBoston, N.A.), as Rights Agent.

   The third-party tender offer described above is made upon the terms and subject to the conditions set forth in the Offer to Purchase of Rooster Acquisition Corp., dated November 5, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 of this Schedule TO. The information set forth in (i) the Confidentiality Agreement, dated May 23, 2001, between Cabot and RREEF America L.L.C., ("RREEF"), a Delaware limited liability company and manager of CalWest, a copy of which is attached hereto as Exhibit (d)(1), (ii) the Letter Agreement, dated September 5, 2001 among Cabot, Cabot Industrial Properties, L.P., a Delaware limited partnership and majority owned subsidiary of Cabot of which Cabot is the sole general partner ("Cabot LP"), and RREEF, a copy of which is attached hereto as Exhibit (d)(2), (iii) the Agreement and Plan of Merger, dated as of October 28, 2001, by and among CalWest, Rooster Acquisition Corp., Cabot and Cabot LP, a copy of which is attached hereto as Exhibit (d)(3), (iv) the form of Shareholder Agreements, each dated as of October 28, 2001, by and among CalWest, Rooster Acquisition Corp., Cabot, Cabot LP and certain holders of Common Shares, a copy of which is attached hereto as Exhibit (d)(4), (v) the form of Unitholder Agreements, each dated as of October 28, 2001, by and among CalWest, Rooster Acquisition Corp., Cabot, Cabot LP and certain holders of common units of limited partnership interests in Cabot LP, a copy of which is attached hereto as Exhibit (d)(5),
(vi) the form of Shareholder Agreements, each dated as of October 28, 2001, by and among CalWest, Rooster Acquisition Corp., Cabot, Cabot LP and each of Ferdinand Colloredo-Mansfeld and certain of his affiliates and Robert Patterson and certain of his affiliates, a copy of which is attached hereto as Exhibit
(d)(6), and (vii) the Option Agreement, dated as of October 28, 2001, between Cabot and CalWest, a copy of which is attached hereto as Exhibit (d)(7), is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO. The information set forth in the Commitment Letter, dated October 26, 2001, between Goldman Sachs Mortgage Company and CalWest, a copy of which is attached hereto as Exhibit (b)(1), is incorporated herein by reference with respect to Item 7 of this Schedule TO.

ITEM 12. EXHIBITS.


(a)(1)  Offer to Purchase, dated November 5, 2001.

(a)(2)  Form of Letter of Transmittal.

(a)(3)  Form of Notice of Guaranteed Delivery.

(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)  Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.

(a)(6)  Text of joint press release issued by Cabot and CalWest, dated October 29, 2001.

(a)(7)  Text of internal memo from RREEF to all its employees, dated October 29, 2001.

(a)(8)  Text of press release issued by CalPERS, dated October 30, 2001.

(a)(9)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(10) Summary advertisement.

(b)(1)  Commitment Letter, dated October 26, 2001, between Goldman Sachs Mortgage Company and
          CalWest.

(c)     Not applicable.

(d)(1)  Confidentiality Agreement, dated May 23, 2001, between Cabot and RREEF.

(d)(2)  Letter Agreement, dated September 5, 2001, by and among Cabot, Cabot LP and RREEF.

(d)(3)  Agreement and Plan of Merger, dated as of October 28, 2001, by and among CalWest, Rooster
          Acquisition Corp., Cabot and Cabot LP. The filing persons agree to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

(d)(4)  Form of Shareholder Agreements, each dated as of October 28, 2001, by and among CalWest,
          Rooster Acquisition Corp., Cabot, Cabot LP and certain common shareholders.

(d)(5)  Form of Unitholder Agreements, each dated as of October 28, 2001, by and among CalWest, Rooster
          Acquisition Corp., Cabot, Cabot LP and certain holders of common units of limited partnership interests in Cabot LP.

(d)(6)  Form of Shareholder Agreements, each dated as of October 28, 2001, by and among CalWest,
          Rooster Acquisition Corp., Cabot, Cabot LP and each of Ferdinand Colloredo-Mansfeld and certain of his affiliates, and Robert E. Patterson and certain of his affiliates.

(d)(7)  Option Agreement, dated as of October 28, 2001, between Cabot and CalWest.

(e)     Not applicable.

(f)     Not applicable.

(g)     None.

(h)     None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

   Not Applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                           CALWEST INDUSTRIAL PROPERTIES, LLC,
                                                a California limited liability
                                                company

                                          By: RREEF America L.L.C., its Manager

                                               By: /S/ CHARLES B. LEITNER, III
                                                 Charles B. Leitner, III
                                                  Senior Vice President

Dated: November 5, 2001

   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                ROOSTER ACQUISITION CORP.

                                              By: /S/ CHARLES B. LEITNER, III
                                                  Charles B. Leitner, III
                                                         President

Dated: November 5, 2001

                                 EXHIBIT INDEX

Exhibit
  No                                               Description
  --                                               -----------

(a)(1)  Offer to Purchase, dated November 5, 2001.

(a)(2)  Form of Letter of Transmittal.

(a)(3)  Form of Notice of Guaranteed Delivery.

(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)  Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.

(a)(6)  Text of joint press release issued by Cabot and CalWest, dated October 29, 2001.

(a)(7)  Text of internal memo from RREEF to all it employees, dated October 29, 2001.

(a)(8)  Text of press release issued by CalPERS, dated October 30, 2001.

(a)(9)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(10) Summary advertisement.

(b)(1)  Commitment Letter, dated October 26, 2001, between Goldman Sachs Mortgage Company and
          CalWest.

(c)     Not applicable.

(d)(1)  Confidentiality Agreement, dated May 23, 2001, between Cabot and RREEF.

(d)(2)  Letter Agreement, dated September 5, 2001, among Cabot, Cabot LP and RREEF.

(d)(3)  Agreement and Plan of Merger, dated as of October 28, 2001, by and among CalWest, Rooster
          Acquisition Corp., Cabot and Cabot LP. The filing persons agree to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

(d)(4)  Form of Shareholder Agreement, each dated as of October 28, 2001, by and among CalWest, Rooster
          Acquisition Corp., Cabot, Cabot LP and certain common shareholders.

(d)(5)  Form of Unitholder Agreements, each dated as of October 28, 2001, by and among CalWest, Rooster
          Acquisition Corp., Cabot, Cabot LP and certain holders of common units of limited partnership interests in Cabot LP.

(d)(6)  Form of Shareholder Agreements, each dated as of October 28, 2001, by and among CalWest,
          Rooster Acquisition Corp., Cabot, Cabot LP and each of Ferdinand Colloredo-Mansfeld and certain of his affiliates and Robert E. Patterson and certain of his affiliates.

(d)(7)  Option Agreement, dated as of October 28, 2001, between Cabot and CalWest.

(e)     Not applicable.

(f)     Not applicable.

(g)     None.

(h)     None.